U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549
                               FORM 10-SB
                     GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS





                        NORTHSTAR INDUSTRIES, INC.
                      ------------------------------
        (Name of Small Business Issuer as specified in its charter)

                                NEVADA
                           ----------------
             (State or other jurisdiction of organization)
              (I.R.S. incorporation or Employer I.D. No.)

                    50 West Liberty Street, Suite 880,
                            Reno, Nevada 89501
                        --------------------------
                  (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 363-7411

Securities registered pursuant to Section 12(b) of the Exchange Act:

                         None

Securities registered pursuant to Section 12(g) of the Exchange Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                         Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None

Item 1. Description of Business.
(a)  Business Development.
     (1)  Form and year of organization
             Northstar Industries, Inc., a Nevada corporation (the "Company"), was organized on March 22, 1989, for the purpose of engaging in any lawful activity.
             At inception, the Company was authorized to issue 25,000 shares of non-assessable common voting stock, par value one dollar ($1.00) per share. All shares have equal voting rights.
             As of the date of this Registration Statement, there are 21,702,001 shares of common stock, par value $0.001, issued and outstanding.
             Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and incorporated herein by this reference. See
          Exhibit 3.1 - Articles of Incorporation and Exhibit 3.4 - By-Laws of the Corporation.
          Charter Amendments
             On November 10, 1993 the Company's Articles of Incorporation were amended, authorizing the Company to issue up to 50,000,000 shares of common stock.
             On February 16, 1996, the Company amended its Articles of Incorporation changing its name from Top Dollar Realty, Inc., to Northstar Industries, Inc., in contemplation of a merger with IPP.
     (2)  Bankruptcy, receivership or similar proceeding
             None - not applicable.
     (3)  Material reclassification, merger, consolidation etc.
          In February, 1996, the Company performed a Class B reorganization, by completing an Agreement and Plan of Reorganization whereby Northstar issued 7,800,000 shares of its common stock in exchange for all of the outstanding common stock of IPP-Industria Portuguesa de Producao de Lareiras, S.A. (IPP), a manufacturer of modular, pre-fabricated, light-weight fireplace surrounds.
             Northstar Industria de Portuguesa de Lareiras S.A., formerly Industria de Portuguesa de Lareiras S.A. (IPP), was founded in Lisbon, Portugal in October 1989 by Mr. Morten Henriksen and Mr. Bjarne Varre, based on Mr. Henriksen's ideas to manufacture high quality fireplace surrounds of unique and traditional designs from special lightweight concrete.
             Simultaneously with the take-over of IPP, USD 990,000 was raised through a private placement of 2,475,000 shares to European investors at USD 0.40 a share. The capital raised was used to acquire two new factory buildings totalling 4,300m (46,200 sq.ft) (inaugurated on September 12, 1996), new production equipment and to reduce debt. The increase in production capacity was required to meet market demand, as growth in 1995 and the first half of 1996 was limited by production capacity.
             Production capacity was raised from approx. 3,000 fireplace casings to approx. 12,000 per year. The new factory also facilitates production of marble parts for fireplaces and marble furniture, with a capacity in excess of 10,000m2 of processed marble per annum.

             The reorganization was accounted for as a recapitalization of IPP because the shareholders of IPP control the Company after the acquisition. Therefore, IPP is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Northstar. Northstar is the acquiring entity for legal purposes and IPP is the surviving entity for accounting purposes.
             On January 6, 1997, the Company purchased Nordmur AS (Nord-Mur), a Norwegian company that had developed, patented and manufactured a modular, light weight and insulated Heat Protection Wall Panel on a convection principle, to be used behind fireplaces and stoves, as a replacement for a brick or low weight building block wall. The acquisition was made by issuing 1,179,000 shares of the Company's common stock, and a promise to pay $420,000 in cash by April 1, 1998 in exchange for 100% of the issued and outstanding stock of Nord-Mur. The purchase was recorded at predecessor cost which approximates fair market value.
             On January 6, 1997, the Company purchased Nord-Interioer AS (Nord-Interior), the Company's Norwegian distributor for its fireplace surrounds. The acquisition was made by issuing 585,000 shares of the Company's common stock, and a promise to pay $140,000 in cash by April 1, 1998 in exchange for 100% of the issued and outstanding stock of Nord-Interior. The purchase was recorded at predecessor cost which approximates fair market value.
             In May, 1998, the Company acquired the entire business, assets, machines, inventory and brand name of Peismaker'n AS, Norway, a Norwegian manufacturer of pre-fabricated fireplace surrounds, having an approximate market of 30% in the Norwegian market for pre-fabricated surrounds, for a cash consideration of NOK 6 million (approximately USD 811,102), and NOK 3 million (approximately USD 384,118) in shares of the Company's common stock (934,600 shares).
             Effective January 1, 1999, the Company's subsidiary Nord Mur AS (Nord-Mur), changed its name to Peismaker'n AS.
             On August 5, 1999, the Company's subsidiary, Nord Interioer AS, acquired 100% of the shares in Scandia Varme AS, Norway ("Scandia"), a manufacturer of cast iron stoves. The acquisition was made as follows:
             1)  The value of the existing shares was written down to zero
             2) The company performed a debt remission in the amount of NOK 2,710,345 (approximately USD 348,239)
             3)  Nord Interioer AS, Northstar's subsidiary, invested NOK
                 1,000,000 (approximately USD 128,485) in equity; and
             4)  a further NOK 1,000,000 (approximately USD 128,485) as a sub-ordinated loan to Scandia.
          Following the reorganization of Scandia Varme AS, Nord Interioer AS owns 100% of the issued and outstanding stock in Scandia.
             Financially, Northstar will benefit from a loss carry forward which will reduce the group's future taxes. No other compensation has been paid. Substantial extraordinary depreciation, extraordinary and introduction cost has been added to the accounts for the first nine months in 1999. Please refer to the Management's discussion on accounts and the enclosed financials for the interim period.

             The acquisition has added a range of cast iron stoves to the Company's product range. The products were introduced at a large exhibition for the construction business in Oslo, Norway, in September 1999. The products have been positively recieved, and enquiries have come in from a number of European and other countries. The products will be distributed through Northstar's distribution network in Europe. The figures for Scandia Varme AS are part of the consolidated interim accounts as of September 30, 1999, enclosed hereto.
             The key figures for the Company have developed as follows over the last three fiscal years, and in the interim period:
          Year             Net Sales    Net Income  Stockhold. Equity    BIPS
          1996            $2,278,923      $193,356         $1,179,552    $0.02
          1997            $3,625,246      $522,641         $1,168,016    $0.04
          1998            $4,994,083      $402,413         $4,302,923    $0.02
          BIPS = Basic Income Per Share
          Net Income is calculated after provisions for tax.

          Interim Period       Net Sales    Net Income   BIPS
          1st 9 months 1998    $3,407,088      $120,442  $0.01
          1st 9 months 1999    $3,582,536      $332,526  $0.02
(b)     Business of Issuer.
     (1) Northstar's business vision is to become a complete turnkey supplier, and the preferred, one-stop-shopping European supplier for all components related to "live fire", i.e. units based on burning fuel to generate heat, with a visible flame, as a piece of furniture creating warmth and atmosphere, such as fireplaces, ovens, chimneys and accessories. People focus more and more on these issues with increased standard of living. The principal products of the Company are:
               * Surrounds for fireplaces
               * Open Fireplace Inserts
               * Heat Protection Wall Panels
               * Cast Iron Ovens

             Surrounds for fireplaces (manufactured in the company's own factories)
             The current core business of Northstar and the original business idea, is the design, manufacture, distribute and sell high quality surrounds for fireplaces with exclusive designs, based on the idea of a modular design for fireplace surrounds cast in light weight concrete, available at reasonable prices to the end user.
             The surrounds are manufactured in 6 - 20 pieces, which can easily be assembled by professionals as well as DIYs. unique designs. The weight of the individual pieces ranges from approximately 6kgs (13lbs) up to a maximum of 40 kgs (88 lbs), and can easily be handled by one person.
             The first market was identified by Northstar (IPP) was Norway, which, despite its limited population of 4.3 million people, is the fifth largest market for fireplaces and stoves in Europe (estimated 65,000 units per year).

             Norway is per capita by far the biggest market. The reason is anticipated to be Norway's cold climate, wide spread population, traditions, good and reasonable supply of burning wood, high standard of living and the fact that approximately 70% of the Norwegian population live in their own detached or semi-detached houses. Further more, Norwegian building regulations require that all houses in Norway are built with a chimney, to allow installation of burning fuel based heating.
             In Norway there is a high demand for fireplaces, also for more sophisticated and exclusive designs. However, many people would not be able to afford and/or be prepared to pay the cost of having a qualified mason to design and purpose build a fireplace on site.
             Due to Northstar's design and manufacturing methods, high quality fireplaces with exclusive, advanced and complicated designs are available at much lower cost than traditional fireplaces.
             Typical cost for a traditional fireplace such as IPP model Multi (corner fireplace) is around USD 3,000 incl. work and insert, whilst the same fireplace insert complete with an IPP model Multi fireplace casing is approx. USD 1,400. If the customer wants the IPP fireplace installed by a professional the additional cost is approx. USD 400, a total saving of 53% and 40% respectively over traditional cost.
             A more exclusive continental model such as IPP model Madrid built in a traditional way by a mason, would cost a minimum of USD 6,700, whilst the IPP complete "kit" would cost USD 3,900. Additional cost for the installation would add approximately USD 600, savings of 42% and 33% respectively. An additional benefit is that the customer is assured a high quality, no chipping solution in conformity with all regulations, which may not always be the case with a mason.
             The second advantage of the Northstar fireplace surrounds is the reduced weight. The weight of an IPP Multi fireplace casing is a mere 110 kg including a horizontal marble plate. A traditional masonry fireplace of the same design and size (excluding insert), would weigh approximately 270 kg. Model Madrid weighs approx 580 kg. A traditional solution would weigh approx. 900 kg, i.e. model Multi is 59% and model Madrid 47% lower in weight than traditional solutions.
             Consideration of total weight is important to allow universal installation of fireplaces (including large models) in existing (or new) houses without reinforced concrete slabs or other sufficient support. To allow traditional fireplaces to be installed, major and expensive alterations to the house may have to be made re-enforcing floors with additional beams or similar construction details. In such cases the savings become significantly higher. In some cases installation may be impossible due to static stress on the construction.

             The true market potential of a new product with first class design, reasonably priced and also suitable for the DIY market was recognized by Mr. Henriksen, and he started to develop the idea for fireplace casings of first class design, quality and safety in volume at affordable prices.
             However, a requirement is that the product must offer excellent design, equal to or better than a specially designed fireplace, capable of being installed by the consumer himself on a DIY basis ("foolproof design"), modules low enough in weight to be handled by one person, as well as being attractive to specialized stores. The product should also allow enhancement by adding shelves, floor plates or other details in marble or other exclusive materials.
             Solid stone would be too heavy, too expensive to manufacture (especially with complex shapes) and have unacceptable restrictions on design.
             Concrete casting would allow flexibility in design, but standard concrete would be too heavy and require complicated and expensive re-enforcement.
             Extensive experiments with various concrete types, adding low weight Leca stone and other materials were performed. The result is a low weight, steel fibre re-enforced concrete with specific weight only 1.2kg/dm (litre), less than half the weight of standard concrete. As no re-enforcement steel bars are required, any shape can be cast. Design is limited by phantasy only. Once the material was found, designs were made and broken down to modules which could be easily manufactured, packed, transported and installed.
             Although the initial markets were Norway and other Nordic countries, a significant potential was identified on the European market. Currently more than 70 Northstar fireplace models, many of them designed to suit specific markets, are being manufactured and sold throughout Europe for corner, front or side installation in traditional nordic design, traditional continental designs as well as modern and futuristic designs. However, design, research and development is continuously ongoing to meet market requirements.

          Open Fireplace Inserts
             In August, 1998, Northstar introduced its own open fireplace insert, adapted to several of Northstar's fireplace designs, with bar-b-q accessories as an option. The products has been introduced to take part of the market which does not demand a closed fireplace insert (estimated to represent some 65% of the Norwegian market). The introduction of this first product of that kind is a first step to offer a complete "kit" also for open fireplaces for those not requiring the heating capacity of a closed fireplace insert. The insert is approved by SINTEF, Norway.

          Cast Iron Ovens
             Northstar has, with its acquisition of Scandia Varme AS ("Scandia Heating Ltd.") of Norway, added a range of three cast iron ovens to its range of products. They are all approved by SINTEF, Norway, to the highest standards. The ovens will be distributed in Europe through Northstar's network of distributors and retailers.

          Heat Protection Wall Panels (patented)
             The Heat Protection Wall Panel is a light weight, low cost, modular unit, superior in quality with respect to reduction of heat, easy and quick to install, and also suitable for the DIY market. Before installing a fireplace or stove, all walls behind it made of or containing combustible materials, must be protected by a Heat Protection Wall.
             The minimum Norwegian requirement has been a 10 cm plastered brick wall, and a maximum temperature on the back of the Heat Protection Wall of 80degC (176degF). Despite apparently complying with the regulations for construction, fires emerging from fireplace and stove installations seem to have become more frequent in Norway over the last few years.
             The reasons for the increased number of fires or near fires, are by experts believed to be a combination of increased capacity of the burning units (stove or fireplace inserts), changes in the heating pattern and improved insulation also of internal partition walls, leading to higher accumulation of energy (heat).
             Following these fires SINTEF (The Central Institute for Scientific and Technical Research) in Norway, a world renowned technical institute, researched the area and performed a number of comprehensive tests. In addition to the SINTEF tests, manufacturers like Joetul in Norway, one of the leading European manufacturers of fireplace inserts and stoves, have made their own tests.
             The tests have shown that the heat radiation from fireplace inserts and stoves can reach extreme levels, in particular with high capacity units. During tests, temperatures up to 174 degC (345 degF), have been measured on the surface of the wooden wall behind the Heat Protection Wall (requirement 80degC (176 degF).
             Temperatures above 80degC (176 degF) are considered to be potentially hazardous. The tests also show that a Heat Protection Wall made of brick or light weight isolation blocks is not the best solution for reducing temperatures, and that an air gap between the brick wall and the wall is a better solution. The tests also show that there is no significant gain by increasing the thickness of a traditional wall.
             The tests and research led to new and improved Norwegian regulations in July 1995. Fireplace inserts or stoves which have been approved, and with heat radiation below certain levels, may still be installed with the a traditional 10cm brick wall as protection.

             All other fireplaces and stoves must be installed with a minimum 10 cm brick wall, with an air gap of 15 mm between the Heat Protec-tion Wall and the wall containing combustible materials. A minimum of one third of the width at floor level and a minimum of half the width on top must be vented. Alternatively, a shield fixed to the Heat Protection Wall, with a minimum gap of 15 mm, can be installed. Both solutions are complicated, expensive and requires a high degree of craftsmanship.
             All of the problems described above have been solved with the patented Nordmur Heat Protection Wall Panel in one, light weight, low cost solution suitable for installation both by professional and DIY users.
              It is a known fact that hot air, being lighter than colder air, rises (the convection principle). The behaviour of a hot air balloon or the pattern of air and gas flow around a camp fire or candle illustrate this natural law. The Nordmur elements is based on this principle.
             The Heat Protection Wall Panel consists of a sandwich construction of fibre glass reinforced light weight concrete, with a body of Rockwool insulation material, with a built in air gap behind the panel, covering the panel's full width, an air inlet at floor level and an air outlet on top of the elements. The panels have a thickness of only 6.5 cm (2.6") and are available in two sizes, 115x60cm (45.3"x23.6") and 115x90cm (45.3"x35.4"), with a weight of only 35 kgs/m .
             The hot stove or fireplace will heat the wall behind the fireplace or stove, the air in the air gap will rise, escape through the air vent on top of the elements, sucking in colder air through the bottom air vent. Unlike a traditional heat Protection Wall constructed of brick, the efficiency of the elements increase with increasing temperature in the fireplace, as the flow of air will increase with increasing temperatures. Tests have shown that the temperature behind the elements is in fact lower by excess load on the stove or fireplace, never exceeding 70degC (158 degF), even under the most extreme conditions. In addition to very efficient cooling, the system contributes to more evenly distribution of the heat (energy) in the room for which it is intended, created by the convection effect created by the Heat Protection Wall.
             The range of panels currently consists of six different types of elements, four panels, with and without air vents on top, one element to lead the smoke channel through the Heat Protection Wall, and one element to lead the smoke channel through the Heat Protection Wall and the combustible wall behind it. The full range of panels and elements covers all types of fireplace and stove installation, including corner solutions. The primary advantage is that the elements can be used for any stove or fireplace, manufacturer independent, not being limited for use with Northstar's product line. The market potential is therefore regarded to be substantial. On request and special order, elements can be manufactured in virtually any size and shape.

             The product was tested and approved by SINTEF NBL (the Norwegian Fire Research Laboratory) and approved July 1995, and is now approved for use in Norway, Sweden, Finland and Japan. The product is covered by a registered patent.
          Additional Products
             Northstar also distributes the following products from other manufacturers:
               Joetul fireplace inserts in Portugal
               Austroflamm ovens in Norway
               Steel tubular chimnies from Nalden, Sweden, in Norway
    (1) Distribution methods of the products or services
             Distribution of the company's products is generally through a network of national importers, distributors and resellers. In Norway, distribution is made through the Company's wholly owned subsidiary, Nord Interioer AS, acquired by Northstar in 1998. In Portugal, distribution is made directly from the company's manufacturing company, Northstar I.P.P. SA.
          The Company's main markets are:
               Norway
               Sweden
               Germany/Austria
               Finland
               Netherlands
               Italy
               Portugal
               Japan
               Denmark
          Markets in development are:
               Poland
               Czechia
               Baltic Rim countries
          Main Markets
               Europe
             The total European market for solid fuel burning units (wood, coal etc.) is estimated to be approximately one million units per annum, of which approximately 60% (i.e. 600,000 units) is estimated to be fireplaces, representing Northstar's market potential for fireplace surrounds.
             A precise estimate of the market potential for Northstar's fireplace surrounds is difficult, as there is no absolute line between stoves and fireplaces. The statistics available are for units fuelled with solid, i.e. is usually firewood, alternatively coke or specially manufactured products.
             As an example, approximately 65,000 solid fuel burning units are sold in Norway per year. It is estimated that 65% is represented by various types of ovens, and 35% by fireplace inserts, or approximately 23,000 units. We estimate that 55% - 60% of these are traditional fireplaces built by brick and other similar materials, whilst 40% - 45% is represented by prefabricated fireplace surrounds (approx. 10,000 units), of which Northstar has an estimated market share of 50% - 60%. Northstar regards, however, the entire market for solid fuel, and gas burning units, as a potential market. Ratios between fireplaces and stoves vary significantly between different markets. As an example, 80% of the French market is represented by fireplaces.
             Traditionally, the reason for preferring stoves over fireplaces has been price. Part of Northstar's business idea is to capture market shares from the stove market, due to the competitive prices of Northstar's fireplace surrounds.
              Northstar also believes that it can tap into the market currently covered by open fireplaces, as they are not energy efficient and pollute more than modern fireplace inserts. Increasing attention paid to environmental and energy efficiency aspects leads Northstar to believe the trend will go towards more efficient heating units.
             However, the entire market for stoves and fireplaces represents a potential for Northstar's Heat Protection Wall Panels.
             In Norway the Northstar products are exclusively distributed through Northstar's own subsidiary, Nord Interioer AS. In the rest of Europe, distribution is made through the distributors of fireplace inserts. A key factor for future success will be the ability to deliver design attractive to the individual markets.
             Therefore, Northstar co-operates with several local designers throughout Europe to develop models specifically suited for the individual national markets.
          Norway
             The total Norwegian market for solid fuel burning units represents approximately 65,000 wood burning units, and an additional 15,000 custom built open fireplaces per year.
               Fireplaces represent an estimated 35% of the 65,000 units, or a total of 23,000 units, of which an estimated 55% - 60% are built on site with traditional techniques, and the balance of approximately 9000 - 10,000 units are pre fabricated units. Northstar has an approximate market share of 6,000 units equivalent to a market share of around 30%. The Heat
             Protection Wall Panel market is estimated to be 100,000m2 per year.
                Distribution in Norway is done through Northstar's own 100%
             owned subsidiary, Nord Interioer AS. In addition to Northstar's fireplace surrounds and panels, they distribute "Nordpipen", a high quality Swedish steel chimney manufactured by Nalden Varme Industri, Sweden, Austroflamm free-standing stoves from Austria, and cast iron stoves from Scandia Varme AS, a 100% owned subsidiary of Nord Interioer AS.
                Nord Interioer sells its fireplace surrounds through Maxbo
             ("Maxliving") and Bygger'n ("the Builder"), two of the three largest DIY franchise chains in Norway) under the brand name of Nordpeis. In addition to that, Nord Interioer sells a special high-line range of products under the brand name Mesterpeis ("Master Fireplace"), to 40 specialized fireplace retailers. Both brand names are well established brand names in Norway. The total number of retail outlets in Norway is approximately 400.
                Northstar's major in Norway for fireplace surrounds is
             Kvaalsethpeisen AS, having products similar to Northstar. Kvaalseth is primarily supplying Norgros (Byggmakker), the third of the three large Norwegian DIY franchise chains. They are primarily selling small and cheaper models. Sales amount to approximately NOK 15 million (USD 1.9 million).
                The main competition for the Heat Protection Wall Panels is site built brick or Leca walls. However, new regulations have been applied from January 1st, 1998. The Company expects that the Northstar panels will have an increasing price advantage over traditional walls, due to these new regulations.
                It is estimated that 30% of the units are sold in connection with development or refurbishment projects through property developers, and 70% to individuals through retail outlets. Developers with projects of 30+ houses or apartments are usually contacted directly by Nord Interioer.
               Sweden
                Distribution in Sweden is made through Joetul AB, a company privately owned by Mr. John Erik Brekke. The company also has the exclusive distributorship for Joetul, Norway and Austroflamm, Austria, and supplies the Swedish market through more than 100 DIY and specialized retailers.
                The future Swedish market is very promising, as the Swedish government has decided to close down all their nuclear power stations. As a consequence of this decision, the Government grants subsidies of SEK 4,000 per alternative heating unit plus 30% of the installation cost. The market is currently approximately 35,000 solid fuel burning units per annum, but is expected to grow significantly over the next few years.
                The Heat Protection Wall Panel market is estimated to be
             20,000m  per year.
                There are two minor local competitors with a volume of
             approximately 400 units, and the Norwegian company Kvaalseth is selling a further 300 units through NIBE. NIBE started selling Northstar products spring 98.
                Competition for the Heat Protection Wall Panels is site built brick or Leca(TM)walls, and two manufacturers of walls based on the convection principle made with Leca material.
          Germany and Austria
                The product range sold in Austria is fireplace surrounds for
             Joetul and Austroflamm. The products are being distributed through Austroflamm, which also represents Joetul in these markets.
                Austroflamm has approximately 800 customers throughout Germany and Austria, primarily specialized fireplace retailers.
                The total market in Germany and Austria is approximately
             250,000 units per year. The strong activity in the construction market in the former East Germany has led to an increase in the market for fireplaces.
                The potential for the Heat Protection Wall Panels could be increased through an integrated fireplace design, which would allow installation of fireplaces in Germany without the 10cm heat insulation wall required today.
                The competition for pre-fabricated fireplace surrounds is
             limited, and the main competition comes from traditional fireplaces.
                Some French companies have attempted to enter the market with solid stone pre-fabricated surrounds, which is the standard in France. Caminetti Montegrappa from Italy have recently started marketing their products in Germany, but with solid stone units like the French.
                The market feedback indicates that Northstar products have a competitive advantage over solid stone pre-fabricated fireplaces are not popular in Germany.
                The biggest local manufacturer on the German market is Hark, distributing their products through direct sales to the public via sales representatives.
                However, Joetul has strong competition on the insert market from German companies like Spartherm (15,000 units), Leda (5,000 units) Oldsberg (8,000 units) and R egg from Switzerland.
          Finland
                The product range sold in Finland is fireplace surrounds for
             Joetul and Dovre inserts, and Heat Protection Wall Panels
             (Nordmur).
                The total volume in Finland is approximately 30,000 units.
             Sauna stoves account for approximately one third of the market.
                Distribution of fireplace surrounds for Joetul inserts is made through the Joetul distributor, H"ganes OY, Helsinki, which is also the distributor for our panels. Fireplace surrounds for Dovre inserts are distributed through the Dovre distributor,
          Focus OY.
                Both companies primarily distribute their products through DIY shops.
                The strongest competitor in Finland is Tulikivi with its
             limestone fireplace surrounds, with an estimated 35% market share. Finland is to a large extent dominated by the DIY market, which gives Northstar a good potential.
          Netherlands
                Co-operation has recently started with Helex BV, Amsterdam, who has its own production of sheet-steel fireplace inserts and stoves.

                Helex BV is also the distributor for Joetul in the Be-Ne-Lux countries, and presented a new product line at the Batibau exhibition in Brussels in February 98.
                The total market for solid fuel burning units in the Be-Ne-Lux countries is estimated to be 40,000 units per annum.
          Spain and Italy
                Spain and Italy are dominated by solid stone, marble
              fireplaces. Northstar has sold limited quantities through the

         Joetul distributors.
                Due to low cost labour, resulting in relatively low cost of individually built fireplaces, these markets are currently not top priority for Northstar.
                However, our new line of "Design Kamine" is being sold through
             Austroflamm in northern Italy.
          Portugal
               In Portugal the products are distributed directly from
             Northstar IPP in Sabugo, to retailers in Portugal. In addition to Northstar's own product range, Northstar is also the importer in Portugal for fireplace inserts from Joetul, Norway.
          Japan
                Northstar have made their first shipments to Japan, selling both fireplace surrounds for Joetul and Heat Protection Wall
             Panels.
                Due to a high percentage of houses of wooden construction and its high population, Japan could become a significant future market for Northstar.
          Denmark
                The current product range sold in Denmark is fireplace
             surrounds. Distribution in Denmark is through the same channel as for Joetul, Norway, i.e. Peisecenteret Omega, Copenhagen. Their distribution is primarily through specialized shops.
                The Danish market represents an estimated 15,000 units per year. All wooden summer houses represent an interesting market for Heat Protection Wall Panels. 90% of the Danish market is represented by free-standing sheet-steel stoves. The biggest actors in the market are ABC-Peisen, Jydepeisen, Scan and Morsae.
                The Company believes that sales to DIY shops of fireplace
             surrounds combined with a cheap insert represents a significant market potential.
        Markets in Development
          Poland/Eastern Europe
                Eastern Europe represents a potentially very large market for pre-fabricated products. Purchasing power is increasing and fireplaces are regarded as status symbols.
                The current market potential is conservatively being estimated at 50,000 units, but could grow to several hundred thousand units.

                Northstar's first priority in Eastern Europe will be Poland, where Northstar has bought a 41,000 sq.m. (440,000 sq.ft.) property with industrial buildings and offices. The plant will manufacture fireplace surrounds, heat protection wall panels, and will perform assembly of cast iron ovens.
                Poland will also function as a base for further expansion into Eastern Europe.
          Czechia and Baltic Rim countries
                Smaller number of products are already been delivered to these countries, and various alliances and distributorships are being negotiated and prepared. Eastern Europe will be handled directly from Northstar's new manufacturing facility in Poland, planned to start production in Q2, 2000.
        Future Markets
            United Kingdom
                Northstar has not yet started distribution in the UK, but
             advanced discussions are taking place with UK parties for mutual co-operation on several markets. The main UK market for Northstar will be flat wall, traditional English fireplace surrounds in marble.
                The market information available to the Company indicates the market to be in excess of 100,000 solid fuel burning units per annum. Additionally more than 600,000 gas units are sold per annum. Stovax is one of the larger suppliers, supplying approximately 15,000 units per year.
                Apart from some larger competitors such as Stovax, the
             competition consists of hundreds of small local suppliers.
          France
                The total market for solid fuel burning units in France is estimated to more than 250,000 units per year.
             There are several large companies such as Chemin e Philippe, Brisac, Supra, Richard le Droff and Godin, representing strong competition. However, the overall majority of the surrounds made in France are large monumental fireplaces made from solid stone.
                Northstar participated at one of the largest trade shows in
             France in November 1997, together with Joetul, and received positive response. However, models have to be specifically designed for the French market, and a decision has not been made with respect to partner(s) for distribution.
                Joetul ASA are distributing its inserts through their own 100%
             owned subsidiary located in Lyon. Joetul may appear to be the logical partner for Northstar in France, but as retailers in France to a large extent are controlled by or have a strong relationship to French manufacturers, other strategies will be further investigated.
          USA/Canada
                Northstar believes that there is a significant potential for its products in North America. However, Northstar will use the required time to evaluate the market, potential partners, strategic alliances and possible acquisition targets, as well as the product requirements and market strategy before a decision is made to actively enter the markets.
    (2) Status of any publicly announced new product or service
               None - not applicable.
    (3) Competitive business conditions/competitive position in the industry/methods of competition
             Northstar has the following comparative advantages, compared to other European manufacturers:
            1) Portugal is one of the leading marble countries in Europe, and the area in which IPP is located has long traditions for marble manufacture.
            2)  Good supply of other raw materials.
            3) The climate is very beneficial and the factory requires no heating during the winter season, dramatically reducing heating cost vs. production in Northern Europe.
            4) Portugal has a good supply of skilled labour, particularly so for marble production.
            5) Sufficient availability of cheap labour, with average pay around USD 5/hour, compared to a European average of approx. USD 20/hour.
            6) Portugal is a member of the EU (single 380 million+ population market), and there are no import taxes or duties to other EU countries or to countries in the European Economic Area (EEA), i.e. Norway, Iceland and Switzerland. This is regarded as a major advantage, as as many as 27 countries could over a relative short period of years become members of the EU. Czechia, Poland and Hungary are expected to become members in the near future.
            7) Excellent port for overseas and other shipments with Lisbon (area where Northstar is located), being a major Atlantic port.
          The fireplace casings are:
               Highly competitive on price
               Attractive in design
               Modular in design (6 - 20 modules per unit) from low weight concrete, specific weight only 1.2kg/dm (litre), half that of standard concrete
               Offers full freedom in design
               Easy to handle with modules from 6kg to 40kg
               In compliance with all safety regulations
               Suitable for the DIY market
               Entire range suitable for the professional market
               Special design range for specialized fireplace retailers

     (4) Sources and availability of raw materials and the names of principal suppliers
            The primary raw materials in used for the manufacture of fireplace surrounds are:
               Expanded clay
               Sand
               Cement
               Marble
             Expanded clay can be bought from Leca Portugal, Germany, Norway, Poland and Spain, and has very good availability with virtually unlimited supply. It is a standard commodity, also available from other manufacturers and other countries world wide.
          Sand and cement are standard commodities with unlimited global supply.
             Marble is available in virtually unlimited supply with very short transportation to Northstar's manufacturing plant in Portugal. Portugal is one of the major suppliers of marble in Europe, and there are approximately 200 suppliers, most of which are found in the area where Northstar's plant in Portugal is located.
             The primary raw materials for cast iron ovens/open fireplace inserts, are:
               Pig iron
               Sheet steel
               Bolts/assembly parts
               Materials as for surrounds above
               Fireproof tiles
             All of these materials are available in unlimited supply anywhere in the world. The Company is not dependent on a specific supplier, and has numerous alternatives for supply both locally, and from other European countries.
    (4) Dependence on one or a few major customers
           The products are distributed in nine countries, through a number of distributors and retailers. No single customers more than a few percent of the total revenue, and within each country, products are sold to several franchise companies and retailers.
            The company is therefore not, in the opinion of the
         management, dependent on one or a few major customers.
    (5) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labour contracts, including duration
            The Company's Heat Protection Wall Panel is patented in the following countries:
               Norway          Patent No. 300432, expiry September 13, 2015
               USA             Patent No. 5913789, expiry April 15, 2016

               Europe (EPO)    Patent No. 96912332.2
                               The patent application has been approved and
                               protected for the EPO area, consisting of
                               Austria, Belgium, Cyprus, Denmark,
                               Finland, France, Germany, Greece, Ireland,
                               Italy, France/Liechtenstein, Luxembourg,
                               Monaco, Netherlands, Portugal, Spain, Sweden,
                               Switzerland and United Kingdom. The EPO area
                               also has an extended area, consisting of
                               Albania, Latvia, Lithuania, Macedonia, Rumania
                               and Slovenia. Following the approval, and
                               within February 15, 2000, the Company has to
                               decide for which countries it will obtain
                               full protection, which is subject to payment of
                               an additional fee for each individual country.
                               The Company intends, as a minimum, to register
                               the approved patent in Austria, Germany,
                               Switzerland, Finland, France, Sweden and the
                               United Kingdom.
               Canada          Patent pending, application No. 2,218,338.
                               The Company anticipates the patent to be
                               awarded, as the patent has already been
                               approved for the United States of America.
    (7) Need for any government approval of principal products or services All the Company's current products, to the extent required, have been approved in the countries where they are being sold. There are currently no pending approvals.
    (8)  Effect of existing or probable governmental regulations on the business
            None - not applicable.
    (9)  Estimate of Research and Development Activities
            It is estimated that Northstar has spent the following amounts on research and development activities in the last two fiscal years (1998 and 1997):
               Fiscal Year 1997        USD 100,000
               Fiscal Year 1998        USD 150,000
            All development cost is accounted for as ordinary expenses. No development cost has been activated on the balance sheet. Molds and plugs are being depreciated in the ordinary course of business.
            There is a close co-operation on development with several manufacturers of fireplace inserts, including Joetul, Norway, one of the leading European manufacturers, and Dovre, Belgium, another major European manufacturer. The type of relationship involves external design of the fireplace surrounds, and internal adaptations and improvements to both inserts and surrounds, to reduce cost, simplify installation, and to increase quality and safety.

            There is an ongoing, very close development relationship with Austroflamm, Austria. Northstar adapts its design to the Austroflamm fireplace inserts, with close co-operation on the design for German-speaking areas (Germany, Austria and Switzerland). The parties carry their own development cost.
            No development cost is borne by customers.
    (10) Costs and effects of compliance with environmental laws
            The company complies with all local federal, state or local laws and regulations, and there are no special regulations, other than general environmental regulations, applicable to the company. The company produces no toxic waste, and there are neither a need for, nor is there a requirement for, special cleaning systems or other environmental systems.
    (11) Number of total employees and number of full time employees
           The companies in the group have employees listed below:
           Company               Full Time        Part Time
           ------------------------------------------------
           Northstar IPP SA           70                 0
           Nord Interioer AS          14                 0
           Northstar Poland            4                 0
           Peismaker'n AS              0                 0
           Scandia Varme AS            3                 0
           -----------------------------------------------
           Total Employees in Group   91                 0
           -----------------------------------------------

         None of the companies in the group have part time employees.
(c)   Reports to security holders
      (1) Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock.
            Under the "phase-in" schedule of the NASD, the Company has until February 24, 2000, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.
            It is the Company's intention, although not required by law, to provide its shareholders with an annual report, which will include audited financial statements.
      (2) Following the approval of this Registration Statement, the Company will file quarterly forms (10-QSB) and annual forms (10-KSB) with the Securities and Exchange Commission.
      (3) The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company has filed its form electronically, and the SEC maintains an Internet site that contains reports, proxy and information statements, and any other information regarding the Company which the Company may file electronically with the SEC at (http://www.sec.gov).

Item 2. Management's Discussion and Analysis or Plan of Operation.
(a) Plan of operation
    (1) Plan of operation next twelve months
         (i)  Manufacture
               Demand for the Company's products and the addition of cast iron ovens to the product range, requires additional production capacity. The Company will therefore significantly increase its manufacturing capacity during year 2000. The increase in capacity will be achieved through start-up of the Company's new manufacturing plant in Poland. The Company purchased a 41,000m property in Poland in May, 1999, and completed the transaction in August, 1999. The property is currently being upgraded and prepared for production.
                 The plant will produce the following products/performing the following tasks:
                    Manufacture of fireplace surrounds
                    Manufacture of heat protection wall panels
                    Assembly of cast iron ovens
                 Casting of the ovens will be outsourced to various third
              party suppliers, whilst assembly will be made by the plant in Poland.
                 The Company's cash resources and cash generated from
              operations can satisfy the cash requirements in the next twelve months at the current rate of growth. The Company's operation does not require raising of additional capital in the next twelve months.
         (ii) Cash Resources
                 The Company's current cash resources and credit lines are
              sufficient to support the Company's current plan of operation and anticipated growth. There is currently no plan to raise cash in the next twelve months, and the Management does not foresee any need for additional cash requirements under its current plan of operation.
         (iii)Summary of Product Research
                 The Company's research & development in the next twelve
               months will be concentrated on the following areas:
                    Development of lighter concrete
                    Development of artificial slate to reduce cost, create
                stronger plates and a wider range of attractive plates for fireplaces
                    Further optimization and automation of production Continued development of market adapted design
                    Further development to optimize the casting process and assembly details
         (iv) Planned Sale of Plant or Equipment
                 There are currently no plans for any significant sale of
              plant or significant equipment, expected purchase or sale of plant and significant equipment.
         (v)  Employees
                 The total number of employees in the group expected to grow significantly as a result of start-up of the Polish manufacturing plant. Within the next twelve months the number of employees at the Polish plant is expected to grow to approximately 20 people. The number of employees at the Nord Interioer, the Company's Norwegian subsidiary, is expected to grow with an additional 3 people. The number of employees at the manufacturing plant in Poland is expected to remain constant. The total growth in number of employees is expected to grow with approximately 30 people, or an estimated total growth of approximately 20%.
(b) Management's Discussion and Analysis of Financial Condition and Results of Operations.
       (i)  Specific Trends
               There are no specific trends, events or uncertainties, which, to the knowledge of the management, are likely to have a material impact on the company's business. The market for the company's products has been stable, and there are presently no indications that the market will not remain stable in the foreseeable future.
                 The company sells its products in the local currency of the country to which the products are exported. Most of the countries in which the majority of the Company's products are sold are members of the European Monetary Union (EU), or have a stable currency towards EUR. The balance of the export is divided between a number of countries, and significant financial effects of currency translation cost is not anticipated to have any material effect on the company's short-term or long-term liquidity, nor on the Company's Profit & Loss accounts.
       (ii)   Internal and external sources of liquidity
                 The company's sources of liquidity are equity and bank loans.
              The Company has the following credit lines:
                                                         Debt Outstanding
                                       Line of       Sept. 30,       Dec. 31,
                                        Credit         1999            1998
                                      ---------      ---------       ---------
                                                    (Unaudited)
     Multi-currency line of credit    $ 362,888      $ 316,231       $ 234,805
     Multi-currency line of credit    $ 155,523      $ 155,523       $  58,197
     Multi-currency line of credit    $ 103,682      $ 103,682       $  59,439
     Multi-currency line of credit    $ 258,231      $ 226,999       $      -
     Multi-currency line of credit    $  51,841      $  51,841       $      -
                                      ---------      ---------       ---------
                                      $932,165       $ 854,276       $ 352,441
                                      ---------      ---------       ---------

     Borrowings under the multi-currency lines of credit are guaranteed by the Company and bear interest between 8% and 10%. Notes payable consisted of thefollowing:

                                     September 30,        December 31,
                                         1999                 1998
                                             (Unaudited)
     Note payable to a bank, secured
     by the building, interest at
     6.1875%, principal and interest
     payments of $8,622 due monthly,
     matures on July 31, 1999.                  $       -      $  60,355

     Note payable to a bank, secured by a
     building, interest at 5.75%, interest
     payments due monthly, principal
     payments of $5,161 due monthly,
     matures on September 29, 2002.             $  185,795             -
                                                -----------    ----------
     Total notes payable                        $  185,795     $  60,355

     Less: current portion                      $  (61,932)    $ (60,355)
                                                -----------    ----------
     Long-term notes payable                    $  123,863     $       -
                                                -----------    ----------

     Maturities of long-term debt are as follows:

     Year Ending
     December 31,                                   Amount
     -----------------------------------------------------
     2000                                     $     61,932
     2001                                     $     61,932
     2002                                     $     61,931
     2003 and thereafter                                -
                                              ------------
     Total                                    $    185,795
                                              ------------

       Subsequent Events Long Term Debt
          On October 14, 1999, Nord-Interioer AS, Norway, entered into a purchase contract for a property outside Oslo, and completed on the agreement on November 25, 1999. The purchase price is NOK 14,750,000 plus fees of NOK 370,711, a total of approximately USD 1,952,319. In addition, the office section of the property is being upgraded at an estimated additional cost of NOK 500,000 (approximately USD 64,558). Nord will relocate its offices and warehouse to the new property as of January 1, 2000. Part of the new warehouse has already been utilized. The purchase of the property has been financed with two loans from two different Norwegian financial institutions.

          Norgeskreditt AS     NOK 9,060,000 (approximately USD 1,164,000)
          K-Bank               NOK 6,000,000 (approximately USD 770,911)

             The loans have a term of 20 years with semi-annual repayment of principle in equal instalments, and 8 years with quarterly repayment of principle in equal instalments, respectively. The loan from Norgeskreditt AS carries a fixed interest of 7.95% p.a., payable in arrears, and the loan from K-bank an interest rate 1.5% above 3 month or 6 month NIBOR (Norwegian Inter Bank Offered Rate), either can be chosen by the borrower, the aggregate of which is currently approximately 7.5% p.a.
       (iii) Commitments for Capital Expenditure
             There are at the time of this filing no commitments made by the Company for capital expenditures.
       (iv)  Effect of Known Trends
             There are at the time of this filing no trends known to the Company which reasonably can be expected to have a material impact on the net sales or revenues or income from continuing operations.
       (v) Significant elements of income or loss not arising from continuing operations
                In connection with the acquisition of Scandia Varme AS, there has been a debt remission of NOK 2,710,345 (approximately USD 348,239), which is shown in the consolidated accounts as other income, "Gain on debt forgiveness".
                Following the acquisition of Scandia, it was decided apply a conservative approach for evaluation of assets, and to write off certain cost activated on the balance sheet. The following transactions were recorded:

              Introduction cost        NOK   703,240 (approximately $ 90,356)
              Depreciation of
              good will                NOK   875,537 (approximately $112,494)
              Depreciation of
              Development Cost         NOK 1,185,004 (approximately $152,255)

                 The net effect of the Scandia acquisition in the consolidated accounts as per September 30, 1999 is a loss of USD 6,866.
                 The depreciation is made in accordance with US GAAP
              (Generally Accepted Accounting Principles). The result of the accounting operation is a loss carry forward of approximately USD 231,000 which will serve to reduce the group's future tax liability.
       (vi)   Material changes from period to period
                 The Depreciation expense shows a significant increase from
              USD 175,909 for the year ended December 31, 1997 to USD 439,393 for the year ended December 31, 1998. The primary reason for the increase is depreciation of assets recorded as a consequence of the acquisition of Peismaker'n AS, not in the ordinary course of business.
                 The acquisition of the business and assets/liabilities of
              Peismaker'n was made for a total of NOK 9 million (approximately USD 1,162,040. The net assets acquired were recorded at NOK 1,326,287 (approximately USD 171,244).
                 The balance, NOK 7,673,713 (approximately USD 990,796), was attributed to the Company's assets, and are being depreciated at a rate of 20% per annum, starting in 1998. The portion of the depreciation expense derived from this item for the year ended December 31, 1998 is NOK 1,534,743 (approximately USD 198,159).
                 The portion of this expense recorded for the nine months
              ended September 30, 1998 and September 30, 1999, is NOK 1,151,057 (approximately NOK 148,619). The amount will have been fully depreciated at December 31, 2002.
                 The depreciation expense for the nine months ended September
              30, 1999, also includes an extraordinary depreciation amount of USD 119,803 (full depreciation of development cost).
                 Adjusted for these amounts, the "Income before other income
              (expenses)", would have been (actual figures in brackets):
               Year ended December 31, 1998           $ 897,675    ($ 699,516)
               Nine months ended September 30, 1998   $ 417,325    ($ 268,706)
               Nine months ended September 30, 1999   $ 566,074    ($ 297,652)
       (vii) Seasonal aspects which had a material effect on the financial condition or results of operation
                  There are no seasonal aspects which have had a material
               effect on the financial condition or results of operation.
(c)  Interim Periods.
        (1) Interim financial statements as of September 30, 1999 are enclosed in Section Financial Statements to this filing. There are no material changes in financial condition and results of operations since the end of the last fiscal year, nor are there any material changes in such conditions or results for the interim period for the comparable interim period in the preceding year.
                However, the Company expects to see positive effects in the overall operating result due to the transfer of the Peismaker'n product line from Norway to Portugal, the cost for which was accounted for as ordinary expenses in 1998 and the first half of 1999, and increased scale of manufacture.
Item 3. Description of Property.
(a)  Portugal
           The Company owns its own manufacturing and office building, located at Rua da Estacao, Apart 15, Sabugo, 2715 Pero Pinheiro, Portugal, approximately 20 km north of Lisbon. The property consists of 7,377 m2 of land, 3,742m2 factory space and 600m2 offices and exhibition space. There is no mortgage on the building as such, as the original loan has been repaid. However, property is securing multi currency operating credit and a three year loan in the amount for the purchase the Company's property in Trzcianka, Poland (see below).
           The total security in the property is USD 590,000. The book value of the property is USD 170,000, with an estimated market value of USD 1,500,000.
     Poland
              The Company has bought a property in Trzcianka, Poland, approximately 100km north of Poznan, Poland. The property consists of 41,000m2 of land, 300m2 office space of good standard, 2,000m2 manufacturing space of good standard, both properly insulated and with double glazing. There are additional buildings on the property totalling approximately 7,000m2 of poor standard. The property is currently being upgraded for a cost of approximately NOK 500,000 (approximately USD 64,000). The property will be used as

           Northstar's new manufacturing facility for fireplace surrounds, heat protection wall panels, and assembly of cast iron ovens. The book value of the property is USD 171,000, with an estimated market value of USD 400,000. There is no mortgage on or charge against the property.
     Norway - Subsequent Event not in Balance Sheet
              The Company's subsidiary, Nord-Interioer AS, leases its current offices and warehouse, located at Sopelimskroken 51, N-1341 Slependen, Norway. The current locations consists of approximately 200m2 of office space and approximately 1,000m2 warehouse capacity and workshops. The monthly lease is NOK 30,000. The lease contract is valid until December 31, 2001. The company has leased out part of the space from January 1, 2000, reducing the annual cost by
           NOK 102,000, and will lease the rest of the space to a third party. It is estimated that the entire space will be leased to a third party no later than July 1, 2000, and the company forecasts a maximum cost for the leased space in year 2000 of approximately NOK 130,000. Thereafter no cost is projected for the leased space.
              On November 10, 1999, the company purchased a property located at Gjellebekkstubben 9/11, 3420 Lierskogen, Norway. Nord-Interioer will move its operations to the new location as of January 1, 1999. The property consists of approximately 15,000m2 of land, with buildings with a gross area of 3,991m2, broken down as follows:
              Warehouse/Office building:     2,747m2
              Detached residential house:      158m2
              Non-heated warehouse:            495m2
              Warehouse and manufacturing:     360m2
              Under-ground shelter:             60m2
              --------------------------------------
              Total area:                    3,991m2
              --------------------------------------

              Part of the buildings have been rented out, and is generating lease income of NOK 850,000. The property has been finance with two serial loans, repayable over 20 and 8 years respectively, totalling NOK 15,060,000. The loans currently carry interest between 7.50% and 7.95%. The interest payment in year 2000 is NOK 1.143 million, and repayment of principle NOK 1,203,000. The book value is equivalent to the purchase amount, and is estimated to be the market value of the property. The property is mortgaged to the two lending institutions.Item 4. Security Ownership of Certain
Beneficial Owners and Management.
(a)      Security ownership of certain beneficial owners

          The following table sets forth the share holdings of the Company's directors and executive officers and those persons who own more than five percent of the Company's common stock as of the date hereof. Information regarding the capacities in which each director and executive officer serves for the Company is contained in Item 5.

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

Joern H. Eriksen         6,984,100 (3)              32.18% (3)
Lillevannsveien 70
N-0392 Oslo
Norway


Trond E. Wennberg        6,230,200 (2)              28.71% (2)
Jonsokveien 7
N-1182 Oslo
Norway


1) For the purposes of Security Ownership of Certain Beneficial Owners and Management, ownership of certain positions have been attributed to persons considered to be Control Person, as defined by the Securities Act.
2) The number of shares attributed to Mr. Wennberg consists of a holding of 5,794,098 shares by Norgesinvestor AS, Norway and 436,122 shares by Annexstad-Hartvig-Wennberg AS, Norway. Mr. Wennberg is considered a Control Person in both Companies, as he is a partner and director of both companies. His actual ownership represents 141,958 shares, through a 32.55% ownership in Annexstad-Hartvig-Wennberg AS, Norway, represents 141,958 shares (23.55% of 436,122 shares).
3) The number of shares attributed to Mr. Eriksen consists of 1,100,800 shares held directly in his name, directly by companies fully owned by him, controlled by him, and 6,037,100 shares owned by Heva AS, Norway. The company was formed to hold Northstar shares only, and is 100% owned by directors, management and significant employees of Northstar as follows:
        Joern H. Eriksen, Director and Chairman          57.0%
        Bjarne H. Varre, Director, CEO and President     20.0%
        Morten M. Henriksen, Significant Employee        13.7%
        Finn V. Borgersen, Director of Northstar IPP      9.3%
        ------------------------------------------------------
        Total                                           100.0%
        ------------------------------------------------------

The table below shows ownership on the basis of each individual's ideal ownershipin the various holdings companies:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

Norgesinvestor AS             5,794,098              26.70%
Haakon VII's gt. 6
N-0124 Oslo
Norway

Joern H. Eriksen              4,388,147              20.22%
Lillevannsveien 70
N-0392 Oslo
Norway

Bjarne H. Varre               2,130,820               9.82%
Avenida Afonso Henriques 538
2765 Estoril
Portugal

Morten M. Henriksen           1,699,083               7.83%
Vaarstigen 14
N-1440 Draebak
Norway

Stian F. Varre                  978,000               4.51%
Trulsebakken 13
N-1350 Lommedalen
Norway

Trond E. Wennberg               141,958               0.65%
Jonsokveien 7
N-1182 Oslo
Norway


(b)     Security ownership of management

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

Joern H. Eriksen               4,388,147              20.22%
Lillevannsveien 70
Oslo
Norway

Bjarne H. Varre               2,130,820               9.82%
Avenida Afonso Henriques 538
2765 Estoril
Portugal

Morten M. Henriksen           1,699,083               7.83%
Vaarstigen 14
N-1440 Draebak
Norway

Stian F. Varre                  978,000               4.51%
Trulsebakken 13
N-1350 Lommedalen
Norway

Trond E. Wennberg               141,958               0.65% (1)
Jonsokveien
Oslo
Norway


1) Mr. Wennberg's ownership is calculated on the basis of his 32.55%ownership in Annexstad-Hartvig-Wennberg AS, Norway. See Item 4(a) above.
(c)  Changes in control
     There are currently no arrangements in place which may result in a change in control of the Company in the future.

Item 5. Directors and Executive Officers, Promoters and Control Persons.
(a)  Identification of directors and executive officers
        The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Bjarne H.             CEO             2/96            *
Varre                 President       2/96            *
                      Director        2/96            *
                      Treasurer      12/98            *

Joern H. Eriksen      Chairman        2/96            *
                      Director        2/96            *
                      Secretary      12/98            *

Trond E. Wennberg     Director        8/98            *


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------
Bjarne H. Varre, Chief Executive Officer, President and Director
        Mr. Varre, 50 years old, is educated in Business Administration at the University of Fribourg, Switzerland, where he graduated 1975. In 1989, he was co-founder of Industria Portuguesa de Producao de Lareiras (now Northstar I.P.P.). He has served as the President, CEO and Director of the Company since February 1996 until today. Mr. Varre does not hold any other directorships in reporting companies. After graduation in 1975 he took up a position as Sales Manager of Friman & Adde AB, Sweden, the general agent for the Swiss diesel engine manufacturer Sulzer Brothers Ltd. After three years he became managing director. Between 1984 and 1988, in addition to being Managing Director of Friman & Adde, he built up Scan-Va Trading, a ships brokerage company, and between 1984 and 1986 he was Managing Director of Mediasentrum AS, Norway, a publisher for 35 publications. After 12 years in international sales involved with Sulzer Brothers, he left Friman & Adde in 1988 as Managing Director and sold the ships brokerage company to move to Portugal to start IPP. He speaks Norwegian, Swedish, Danish, English, German, French and Portuguese. He does not hold any other directorships in any US reporting company.
Joern H. Eriksen, Chairman of the Board of Directors
        Mr. Eriksen, 49 years old, is educated at the Oslo Institute of Business Administration, and the University of Wisconsin where he received an MBA, Finance Major in 1980. He has served as Chairman of the Board of Directors since February 1996 until today. From 1982 to 1984 he was Investment Manager, Vesta Hygea, Norway (insurance company). In 1984 he became Senior Vice President, Finance of Klosters Rederi, Oslo (owner of one of the world's largest cruise lines, Norwegian Cruise Lines), and in 1986 President, Klosters Rederi, Oslo. From 1987 to 1991 he was

     President of Vard, Oslo (merger between Klosters Rederi, Larvik Line and Kloster Cruise). Since 1991 Mr. Eriksen has been an active investor focusing on business development through Tobi AS, Norway, where he is chairman and owner. He does not hold any other directorships in any US reporting company.
Trond Wennberg, Director
        Mr. Wennberg, 48 years old, has served as a Director of the Company since August 1998 until today. Mr. Wennberg was President of
Norgeskreditt, a Norwegian banking group, from 1987 - 1996. Since March
     1996 he has been a partner in NorgesInvestor, a Norwegian private equity company. Mr. Wennberg does not hold any other directorships in any US reporting company.
Finn V. Borgersen, Director of Northstar I.P.P. SA, Portugal
        Mr. Borgersen, 78 years old, has a Masters Degree in Law from the University of Oslo 1943, qualified solicitor in 1947 and qualified to appear for the Supreme Court since 1954. 1967 - 1986 he was a director of Den norske Creditbank (DnC). From 1971 until retirement in 1986 he was Deputy Managing Director. 1974 - 1986 he was a board member of the Norwegian Export Finance Institute (chairman 1983 - 1986), has been chairman of the Norwegian Ship Mortgage Bank, Ship Mortgage International Amsterdam and the Executive Committee of DnC, Luxembourg. He has also served as a Director of Northstar Industries, Inc. from 1996 until he was replaced by Mr. Wennberg in August, 1998. He is currently a the chairman of the finance committee of Frupor, Portugal, a large agricultural group with greenhouse production of vegetables, and member of the Board of Directors of a shipyard for fishing vessels in Peniche, Portugal. Mr. Borgersen does not hold any other directorships in any US reporting companies.
Stian F. Varre, Managing Director of Nord-Interioer AS
        Mr. Stian Varre, 38 years old, is Managing Director of Nord-Interioer AS, the Company's Norwegian distributor. Mr. Varre founded Nord-Interioer AS in 1990, and was the sole owner of the company until it was acquired by Northstar Industries, Inc. in 1997. He has been a member of the Board of Directors of Nord-Interioer AS since 1990, and has been a member of the Board of Directors of Scandia Varme AS (acquired by Nord-Interioer in August 1999), since August 1999. Mr. Varre does not hold any directorship in any US reporting company.
Gyrd Skraning, Director of Nord-Interioer AS
        Mr. Skraning, 61 years old, has been a director of Nord-Interioer AS since November 1998. His past experience involves being President and CEO of Helly-Hansen AS, a Norwegian, internationally renowned apparel manufacturer, 1990 - 1995. From 1995 to June 1998 he was President and CEO of Gresvig ASA, Norway, a large sporting goods wholesale and retail group. He is currently an advisor to the group management of Gresvig ASA. He does not hold any directorship in US reporting company.
(b)  Significant Employees
        Mr. Henriksen, 52 years old, (born 1947), is founder of Northstar IPP, Portugal, together with Mr. Varre. He is a qualified stone mason and is a certified master in construction, and invented the patented method used at IPP for the manufacture of fireplace casings. Between 1967 and 1989 he worked exclusively with design and construction of fireplaces. Mr. Henriksen is acting as the group's responsible for Research & Development at IPP, makes a significant contribution in sales, in particular in transforming market demand for design and function into products, and will be a key man in Northstar's future R&D.

       The Company does not currently have other employees who are not executive officers, but who are expected to make a significant contribution to its business.
(c) Family Relationships
       Mr. Bjarne Varre, CEO and Director of Northstar Industries, Inc., is the older brother of Mr. Stian Varre, Managing Director of the Company's Norwegian subsidiary, Nord-Interioer AS. There are no other family relationships among directors or executive officers.
(d) Involvement in certain legal proceedings
     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or within two years prior to that time;
     (2) was convicted in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6. Executive Compensation.
(a)  Summary Compensation Table.

        The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Bjarne H.    12/31/98 64,000 -0- 13,747  -0-    -0-       -0-  -0-
Varre
CEO, Pres.
and Director

Stian F.     12/31/98 64,000 -0- 13,503  -0-    -0-       -0-  -0-
Varre
MD, Pres.
Nord-Interioer

Joern H.      12/31/98    -0- -0- 7,747  -0-    -0-       -0-  -0-
Eriksen
Chairman

Trond E.     12/31/98    -0- -0- 5,165  -0-    -0-       -0-  -0-
Wennberg
Director

Finn V.      12/31/98    -0- -0- 5,165  -0-    -0-       -0-  -0-
Borgersen
Previous
Director


Note: Other Annual Compensation for Mr. Bjarne H. Varre, CEO, includes an annual fee of USD 2,582 as a Director of Nord-Interioer AS. Other Annual Compensation for Mr. Stian F. Varre represents an annual fee as Director of Nord-Interioer AS. The Company does not have other executive officers than Mr. Bjarne H. Varre, CEO & President, and Mr. Stian F. Varre, Managing Director of Nord-Interioer AS.

(c)    Option/SAR Grants Table

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                              INDIVIDUAL GRANTS

(a)                        (B)           (c)        (d)           (e)

Name           Number of Securities  % of Total    Exercise     Expiration
                Underlying Options/    Options      Price          Date
                    SARs Granted      Granted
----------------------------------------------------------------------------
                                           C>             <L>
Joern H. Eriksen       1,100,000         55.0%     $0.40   December 31, 2001
Bjarne H. Varre          450,000         22.5%     $0.40   December 31, 2001
Morten M. Henriksen      250,000         12,5%     $0.40   December 31, 2001
Finn V. Borgersen        200,000         10.0%     $0.40   December 31, 2001

     The above options were originally issued in February, 1996. In a meeting ofthe Board of Directors on July 28, 1999, the expiration dates for the expiry ofthe options were extended from August 31, 1999 to December 31, 2001. The abovetable therefore represents extension of expiring options.
(d)   Aggregated Option/SAR exercises and Fiscal Year-End Option/SAR Value
Table

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                              INDIVIDUAL GRANTS

(a)                        (B)           (c)        (d)           (e)

Name                     Shares         Value     Value of      Value of
                        Acquired      Realized   Underlying   Unexercised
                           On                   Unexercised   In-the-Money
                        Exercise                  Options       Options
                                                 At FY-End     At FY-End
----------------------------------------------------------------------------
Joern H. Eriksen           -0-           -0-    1,100,000      $220,000
Bjarne H. Varre            -0-           -0-      450,000      $ 90,000
Morten M. Henriksen        -0-           -0-      250,000      $ 50,000
Finn V. Borgersen          -0-           -0-      200,000      $ 40,000


Note: The value used for the "fair market value" in calculating the "Value of Unexercised In-the-Money Options at Fiscal-Year End", is USD 0.60, being the average between "High" and "Low" quotations in the period from October 1, 1999 through December 3, 1999, on days with actual trades. Please refer to PART II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters".
          The stock to be issued subject to exercising the options, would be restricted according to Rule 144, with a 2 year restriction on sale. No adjustment has been made to the "Fair Market Value" due to restriction by Rule 144.

(e) Long-Term Incentive Plan ("LTIP") Awards Last Fiscal Year
       No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the year ended December 31, 1998, or the period ended September 30, 1999, other than as in (c) above.
(f) Compensation of Directors
       The Chairman of the Company receives an annual fee of NOK 60,000 (approximately USD 7.747). The other members of the Board of Directors receive an annual fee of NOK 40,000 (approximately USD 5,165). The members of the Board of Directors of Nord-Interioer AS, the Company's Norwegian subsidiary, receive an annual fee of NOK 20,000 (approximately USD 2,582). No additional amounts are payable to the Company's directors for committee participation or special assignments.
(g) Employment Contracts and Termination of Employment and Change in Control Agreements
          In connection with the acquisition of Nord-Interioer AS, Norway, there is an obligation on Mr. Stain Varre to continue as Managing Director for a minimum period of 36 months from the date of the acquisition agreement (April 4, 1997), the period of 36 months ending on April 3, 2000. If Northstar Industries, Inc. or the Board of Directors of Nord-Interior should terminate Mr. Varre's employment before such date, the acquisiton has a provision which obligates Northstar Industries, Inc. to pay Mr. Varre his salary and benefits for the full period ending April 3, 2000. The acquisition agreement is attached as Exhibit 10.1 hereto.
          There are no other employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7. Certain Relationships and Related Transactions.
(a)  Transactions involving Directors and Officers of the Company
     (1) In January, 1997, The Company purchased Nordmur AS, Norway, from the persons listed below, for a compensation of cash and restricted stock:
          Gertie Varre (Wife of Bjarne H. Varre, CEO, President and Director) Stian F. Varre (Managing Director of Nord-Interioer AS, Norway, and the brother of Bjarne H. Varre
          Morten M. Henriksen (Significant employee and co-founder of Northstar IPP, Portugal)

          The above persons each owned one third of Nordmur AS. The compensation is reflected in the notes to the audited accounts enclosed hereto, and in Part II, Item 4, "Recent Sales of Unregistered Stock".
     (2) In May, 1998, the Company completed a private placement to Norgesinvestor AS, Norway. Mr. Trond E. Wennberg, currently serving as a Director of the Company, was at the time of the transaction, and remains a Control Person of Norgesinvestor, as defined by the Securities Act. Mr. Wennberg joined Board of Directors of the Company in August, 1998. He did not have any relationship to the Company as defined by this Item before the private placement took place.
     (3) In January, 1997, the Company purchased Nord-Interioer AS, Norway, from Mr. Stian F. Varre, for a compensation of cash and restricted stock. Mr. Stian F. Varre is the brother or Mr. Bjarne H. Varre, CEO, President and Director of the Company. The compensation is reflected in the notes to the audited accounts enclosed hereto, and in Part II, Item 4, "Recent Sales of Unregistered Stock".

(b)  Item not applicable.
(c)  Parents of the Company
        None - not applicable
(d)  Transactions with promoters
     (1)  Promotional Activities
             Howard Bronson & Associates, New York, a promotion agency in New York, USA, has in 1999 been paid a total fee of USD 25,000 for promotional services.
     (2)  Assets acquired or to be acquired from a promoter
             None - not applicable
Item 8. Description of Securities.
(a)  Common Stock
     (1) The Company's stock, at the time of this filing, consists of 21,702,001 shares of common stock. Holders of the Company's stock shall be entitled to vote at all corporate elections and may cast one vote for each share held in their name. There are no dividend, voting or preemptive rights.
             The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "NSTI." For information concerning these stock quotations during the past two years, see Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters". The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.
             Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until February 24, 2000, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.
     (2)  Classes of Stock
             There is only one class of stock, and there are no special dividend, voting, conversion and liquidation rights, nor are there any redemption or sinking fund provisions.
     (3)  Designated Trustee(s)
             None - non applicable.
     (4) There is no provision in the charter or by-laws of the Company that would delay, defer or prevent a change in control of the small business issuer.
(b)  Debt Securities
        None - not applicable.

                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
(a) Market information.
     (1)  Principal market for the Company's common equity
             The Company's shares are traded on the OTC Bulletin Board. Please refer to Part I, Section 8, "Description of Securities".
          (i)  Stock quotations
               The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                           TRADING INFORMATION        TRADING INFORMATION
                                AVAILABLE                AS REPORTED BY
                           FROM THE CNBC.COM              THE NASD (2)
                                DATABASE (1)               CLOSING BID
Quarter ended:                High        Low            High        Low
--------------              ------     ------          ------     ------

March 31, 1997              $1.062     $0.375          $1.0625     $0.2500
June 30, 1997               $0.562     $0.125          $0.4375     $0.1250
September 30, 1997          $0.500     $0.312          $0.3750     $0.21875
December 31, 1997           $0.500     $0.187          $0.40625    $0.1250
March 31, 1998              $0.500     $0.281          $0.4375     $0.21875
June 30, 1998               $0.593     $0.218          $0.5625     $0.1875
September 30, 1998          $0.420     $0.310          $0.4000     $0.3100
December 31, 1998           $0.450     $0.340          $0.4000     $0.3400
March 31, 1999              $0.500     $0.340          $0.5000     $0.3200
June 30, 1999               $1.250     $0.250          $1.03125    $0.2500
September 30, 1999          $0.812     $0.400          $0.6250     $0.3125
December 3, 1999            $0.640     $0.560          $0.5900     $0.5000
(last available date)


(1) The information is historical information obtained from the database of CNBC.com. The table has been processed to show the high and low quotations on days with actual trades only.
(2) The information has been obtained from the National Quotation Bureau, LLC, which states:
     Trading information as reported by the National Association of Securities Dealers composite feed or other qualified inter dealer quotation medium. The primary stock market listing is noted.
     NOTE: The information is compiled with care from sources believe to be reliable, but we cannot guarantee the accuracy nor warrantee its use for any purpose.
     NOTE: The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not represent actual transactions and have not been adjusted for stock dividends or splits.

Item 2. Legal Proceedings
   None - not applicable.

Item 3. Changes in and Disagreements with Accountants.
   None - not applicable.

Item 4. Recent Sales of Unregistered Securities.


     Common Stock
     ------------
                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
     ----            --------            ---------         -------------

Subscribers of
offering under
Rule 502D            05/28/98             6,230,220         $2,616,692

Subscribers under    05/09/98               934,600         $  384,118 (1)
Rule 144

Subscribers under    01/07/97               330,000         $  115,013 (2)
Rule 144

Subscribers under    01/07/97               383,000         $  145,966 (3)
Rule 144

Subscribers under    01/07/97               383,000         $  145,966 (3)
Rule 144

Subscribers under    01/07/97               383,000         $  145,966 (3)
Rule 144

Subscribers under    01/07/97               585,000         $   79,360 (4)
Rule 144

          (1) This item was issued pursuant to the obligations under the Agreement to acquire the business of Peismaker'n AS, Norway
          (2) This item was issued as commission for arranging private placements of stock
          (3) These items were issued pursuant to the obligations under the Agreement to Nordmur AS, Norway.
          (4) This item was issued pursuant to the obligations under the Agreement to acquire Nord-Interioer AS, Norway.


        Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The

     Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2).

        The Company has taken the following factors into account in determining the valuations of the above-referenced shares:
(i)  the fact that the shares are "restricted"; and
(ii) the limited market for the Company's common stock on the OTC Bulletin Board of the NASD.

Item 5. Indemnification of Directors and Officers
        Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

        Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

        To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

        Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either
     (1) the stockholders, or
     (2) the majority of a disinterested quorum of directors, or
     (3) independent legal counsel determine that indemnification is proper under the circumstances.

        Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

        Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.
        Article IX of the Company's Articles of Incorporation limits the personal liability of a director or executive officer for damages for breach of fiduciary duty to acts or omissions to substantially the same extent as the NRS. See Part III, Item 1, "Index to Exhibits".
        Section IX of the Company's Articles of Incorporation states:
        "As fully as possible under the laws of the State of Nevada as they now exist and as they may from time to time be revised, the corporation intends that its Directors be protected from legal action by stockholders or other persons (natural or otherwise) on account of service as Directors of the corporation. A director shall not be liable for damages for actions of the corporation to stockholders or to any other person (natural or otherwise) unless such Director engaged in personal fraud directly affecting such action or actions of the corporation."

        There are no other provisions which insure or indemnify a controlling person, director or officer of the company affecting his or her liability in the capacity as a director or officer.

Item 6. Year 2000 compliance
     None of the Company's manufacturing equipment is of such a nature that it could potentially be sensitive to the "Year 2000 Problem". All of the Company's computers and software are Year 2000 compliant. As a matter of general security procedures, system backups are performed on a regular, scheduled basis.

Item 7.  Financial Statements and Supplementary Data

                       NORTHSTAR INDUSTRIES, INC.
                             AND SUBSIDIARIES

                    CONSOLIDATED FINANCIAL STATEMENTS

                September 30, 1999 and December 31, 1998

CONTENTS


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . .  3

Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . .  4

Consolidated Statements of Operations. . . . . . . . . . . . . . . . . .  6

Consolidated Statements of Stockholders' Equity. . . . . . . . . . . . .  7

Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . .  8

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . 10

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors
Northstar Industries, Inc. and Subsidiaries
Pero Pinheiro, Portugal


We have audited the accompanying consolidated balance sheet of Northstar Industries, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northstar Industries, Inc. and Subsidiaries as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
February 25, 1999

                  NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets

                                    ASSETS
                                    ------
                                               September 30,     December 31,
                                                    1999            1998
                                                (Unaudited)
CURRENT ASSETS

Cash                                             $   711,675    $   1,321,418
Accounts receivable, net (Note 1)                    849,296          514,394
Prepaids                                              20,654            7,466
Inventory (Notes 1 and 2)                            979,954          793,735
                                                 -----------    -------------
   Total Current Assets                            2,561,579        2,637,013
                                                 -----------    -------------

PROPERTY AND EQUIPMENT (Note 1)

Building and improvements                          1,130,830          944,766
Equipment                                          1,771,833        1,416,342
Molds                                              1,515,337        1,009,288
Vehicles                                             286,771          241,851
Machinery and utilities                               62,367           54,063
Furniture and office equipment                       165,281          155,260
Less - accumulated depreciation                   (1,316,254)        (930,602)
                                                ------------      -----------
Total Property and Equipment                       3,616,165        2,890,968
                                                ------------      -----------

OTHER ASSETS

Taxes recoverable                                     13,441           66,485
Deposits                                              21,431           21,274
Investments                                            8,262            8,262
Patents, net (Note 4)                                  9,264           12,073
Deferred costs                                         4,332            8,912
Other assets                                          22,215               -
                                                 -----------      -----------
Total Other Assets                                    78,945          117,006
                                                 -----------      -----------
TOTAL ASSETS                                     $ 6,256,689      $ 5,644,987
                                                 -----------      -----------

The accompanying notes are an integral part of these consolidated financial statements.

                  NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                    Consolidated Balance Sheets (Continued)


                  LIABILITIES AND STOCKHOLDERS' EQUITY

                                              September 30,      December 31,
                                                   1999              1998
                                              -------------      ------------
                                               (Unaudited)
CURRENT LIABILITIES

Accounts payable                               $    416,554      $    561,304
Accrued expenses                                    285,841           305,532
Lines of credit (Note 7)                            854,276           352,441
Capital leases, current portion (Note 9)             31,378            10,202
Notes payable, current portion (Note 3)              61,932            60,355
                                               ------------      ------------
Total Current Liabilities                         1,649,981         1,289,834
                                               ------------      ------------
LONG-TERM LIABILITIES

Capital leases (Note 9)                              49,241            52,230
Notes payable (Note 3)                              123,863                -
                                               ------------      ------------
Total Long-Term Liabilities                         173,104            52,230
                                               ------------      ------------
Total Liabilities                                 1,823,085         1,342,064
                                               ------------      ------------
STOCKHOLDERS' EQUITY

  Common stock, $0.001 par value; 50,000,000
  shares authorized, 21,702,001 shares issued
  and outstanding                                    21,702            21,702
  Additional paid-in capital                      4,038,453         4,038,453
  Other comprehensive income                       (133,895)         (102,696)
  Retained earnings                                 685,484           498,317
                                               ------------      ------------
                                                  4,611,744         4,455,776

  Due from shareholders (Note 5)                   (178,140)         (152,853)
                                               ------------      ------------

  Total Stockholders' Equity                      4,433,604         4,302,923
                                               ------------      ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $  6,256,689      $  5,644,987
                                               ------------      ------------

The accompanying notes are an integral part of these consolidated financial statements.

                    NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                           For the Nine Months Ended     For the Years Ended
                                 September 30,               December 31,
                            ------------------------   ----------------------
                                   1999       1998        1998        1997
                               ----------  ---------   ----------  ----------
                               (Unaudited)(Unaudited)

NET SALES                      $3,582,536  $3,407,088  $4,994,083  $3,625,246

COST OF SALES                   1,665,719   1,541,657   2,073,969   1,474,179
                               ----------  ----------  ----------  ----------
GROSS MARGIN                    1,916,817   1,865,431   2,920,114   2,151,067
                               ----------  ----------  ----------  ----------
EXPENSES
  Selling, general and
  administrative                1,221,572   1,268,442   1,771,200   1,365,825
  Bad debt expense                  9,132       4,270       6,259       7,112
  Amortization expense              2,809       2,722       3,746       4,609
  Depreciation expense            385,652     321,291     439,393     175,909
                               ----------   ---------  ----------  ----------
     Total Expenses             1,619,165   1,596,725   2,220,598   1,553,455
                               ----------   ---------  ----------  ----------
INCOME BEFORE OTHER
 INCOME (EXPENSES)                297,652     268,706     699,516     597,612

OTHER INCOME (EXPENSES)

  Other income (expense)          (14,527)    (42,309)   (168,770)     34,475
  Interest expense                (38,760)    (37,443)    (50,472)    (55,694)
                                ---------  ----------  ----------  ----------
  Total Other Income (Expenses)   (53,287)    (79,752)   (219,242)    (21,219)
                                ---------  ----------  ----------  ----------

INCOME BEFORE INCOME TAXES        244,365     188,954     480,274     576,393

PROVISION FOR INCOME
 TAXES (Note 1)                    57,198      68,512      77,861      54,731
                                ---------  ----------  ----------  ----------
NET INCOME                        187,167     120,442     402,413     521,662
                                ---------  ----------  ----------  ----------
OTHER COMPREHENSIVE
 INCOME (LOSS)
Currency translation adjustment   (31,199)     16,097     (21,774)   (119,671)
                                ---------  ----------  ----------  ----------
Total Other Comprehensive
  Income (Loss)                   (31,199)     16,097     (21,774)   (119,671)
                                ---------  ----------  ----------  ----------
NET COMPREHENSIVE INCOME        $ 155,968   $ 136,539   $ 380,639   $ 401,991
                                =========  ==========  ==========  ==========
BASIC EARNINGS PER SHARE
  (Note 13)                     $    0.01   $    0.01   $    0.02   $    0.04
                                =========   =========   =========   =========
DILUTED EARNINGS  PER SHARE
  (Note 13)                     $    0.01   $    0.01   $    0.02   $    0.03
                                =========   =========   =========   =========
The accompanying notes are an integral part of these consolidated financial statements.

                    NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                  Consolidated Statements of Stockholders' Equity

                                        Additnl.    Other
                      Common Stock     Paid-In   Compreh.  Retained   Due From
                     Shares  Amount    Capital    Income  EarningsShareholders
Balance, December 31,
1996                12,443,181  $12,443  $1,679,173$38,749$(425,758)$(125,055)

Common stock issued
in purchase of Nord-
Mur at approximately
$0.00 per share      1,179,000    1,179    (439,077)   -        -         -

Common stock issued
in purchase of Nord-
Interior at approxi-
mately $0.00 per share 585,000      585     (79,945)    -       -         -

Repayments by
shareholders               -        -           -       -       -     103,731

Currency translation
adjustment                 -         -           -  (119,671)   -         -

Net income for the
year ended December
31, 1997                   -         -           -        -  521,662      -

Balance,  December 31,
1997                 14,207,181    14,207   1,160,151 (80,922) 95,904 (21,324)

Common stock issued
in purchase of
Peismaker'n at
approximately $0.42
per share             934,600        935   383,183      -       -        -

Common stock issued for
cash at approximately
$0.42 per share      6,230,220     6,230 2,610,462      -        -        -

Stock offering costs   330,000       330  (115,343)     -        -        -

Advances to
shareholders               -         -         -        -        -   (131,529)

Currency translation
adjustment                 -         -         -    (21,774)     -        -

Net income for the
year ended
December 31, 1998          -         -         -        -    402,413      -

Balance, December 31,
1998                21,702,001    21,702 4,038,453 (102,696) 498,317 (152,853)

Advances to
shareholders
(unaudited)                -         -          -       -        -    (25,287)

Currency translation
adjustment (unaudited)     -         -          -    (31,199)     -       -

Net income for the
nine months ended
September 30, 1999
(unaudited)                -         -           -        -    187,167    -

Balance, September 30,
1999 (unaudited)    21,702,001    21,702   4,038,453 (133,895)685,484(178,140)

                      NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows
                               For the Nine Months Ended  For the Years Ended
                                     September 30,           December 31,

                                    1999         1998         1998    1997
                                 (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                        $   187,167  $   120,442 $ 402,413 $521,662
Adjustments to reconcile net
income to net cash provided (used)
by operating activities:
  Depreciation                        385,652      321,291   439,393  175,909
  Amortization                          2,809        2,722     3,746    4,609
  Bad debt expense                      9,132        4,270     6,259    7,112
  Currency translation adjustment     (31,199)      16,097   (21,774)(102,537)
Change in assets and liabilities:
  (Increase) decrease in accounts
  receivable                         (344,034)    (252,427)  100,800  (31,352)
  (Increase) decrease in employee
  advances                                -          6,526    13,355      -
  (Increase) decrease in taxes
  recoverable                          53,044      (17,267)  (37,520) (12,718)
  (Increase) decrease in prepaids
  and other assets                    (35,403)     (66,067)   (1,813)     -
  (Increase) decrease in investments
  and patents                             -            -      (9,625)  (6,849)
  (Increase) decrease in inventories  (186,219)   (127,712) (209,961) (65,327)
  (Increase) decrease in deposits and
  deferred costs                         4,423       2,547    (4,054)   5,443
  Increase (decrease) in accounts
  payable                             (144,750)    (25,847)  129,886 (138,659)
  Increase (decrease) in payable to
  related parties                         -       (560,000) (560,000)    -
  Increase (decrease) in accrued
  expenses                             (19,691)     10,529  (167,697)  44,620

    Net Cash Provided (Used) by
    Operating Activities              (119,069)   (564,896)   83,408  401,913

CASH FLOWS FROM INVESTING ACTIVITIES:

  Cash acquired in purchase of
  subsidiaries                             -       300,884   300,884   24,242
  Purchase of property and equipment  (888,522)(1,399,081)(1,448,963)(335,494)

    Net Cash (Used) by Investing
    Activities                        (888,522)(1,098,197)(1,148,079)(311,252)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net proceeds from lines of credit      501,835    282,307     43,066      -

Common stock issued for cash               -    2,616,692  2,616,692      -
Stock offering costs                       -     (115,013)  (115,013)     -
Advances to shareholders               (25,287)  (124,258)  (131,529)  17,511
Payment on notes payable and
leases payable                         (78,700)   (89,338)  (118,124) (30,795)

    Net Cash Provided (Used) by
    Financing Activities           $   397,848 $2,570,390 $2,295,092 $(13,284)


NET INCREASE (DECREASE) IN CASH    $  (609,743)$  907,297 $1,230,421 $ 77,377

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                   1,321,418     90,997     90,997   13,620

CASH AND CASH EQUIVALENTS AT
END OF YEAR                        $   711,675   $998,294 $1,321,418 $ 90,997


SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

Interest                           $    38,760   $ 37,443 $   48,279 $ 55,694
Income taxes                       $       -     $ 54,731 $   54,731 $    -

NON-CASH FINANCING ACTIVITIES

Property and equipment purchased
 under capital leases and notes
 payable                            $ 222,327     $    -   $   65,354 $   -
Payable to related party
 issued in purchase
 of subsidiaries                    $     -       $    -   $      -   $560,000
Common stock issued in purchase
 of subsidiaries                    $     -       $384,118 $  384,118 $    -

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 1 -ORGANIZATION

    The consolidated financial statements include those of Northstar Industries, Inc. (Northstar) and its wholly-owned subsidiaries, IPP-Industria Portuguesa de Producao de Lareiras, S.A. (IPP), Peismaker'n, Nord Interior A/S (Nord-Interior) and Scandia Varme A/S (Scandia). Collectively, they are referred to herein as "the Company". Effective January 1, 1998, the Company's subsidiary Nord Mur A/S (Nord-Mur) changed its name to Peismaker'n.

    Northstar was incorporated under the laws of the State of Nevada on March 23, 1989 under the name of Top Dollar Realty, Inc. It later changed its name to Northstar Industries, Inc. on February 16, 1996 in contemplation of a merger with IPP. Northstar was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

    IPP was incorporated under the laws of the nation of Portugal during October 1989. IPP produces fireplace casings fitted to iron-cast inserts. IPP distributes these fireplace casings through a network of importers and dealers throughout Europe. The product was developed under the idea of prefabricating the entire casing in 6 to 20 pieces.

    Nord-Mur was incorporated under the laws of the nation of Norway during January 1996. Nord-Mur has developed a patented heat protection wall panel. The production of the panels has been transferred to IPP in Portugal.

    Nord-Interior was incorporated under the laws of the nation of Norway during January 1996. Nord-Interior is a distributor of IPP's fireplace castings and modular firewalls. Nord-Interior is also a distributer of steel chimneys produced by an unrelated company.

    On February 16, 1996, the Company completed an Agreement and Plan of Reorganization whereby Northstar issued 7,800,000 shares of its common stock in exchange for all of the outstanding common stock of IPP. Pursuant to the reorganization, the name of the Company was changed to Northstar Industries, Inc.

    The reorganization was accounted for as a recapitalization of IPP because the shareholders of IPP control the Company after the acquisition. Therefore, IPP is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Northstar. Northstar is the acquiring entity for legal purposes and IPP is the surviving entity for accounting purposes.

    On January 6, 1997, Northstar purchased Nord-Mur for by issuing 1,179,000 shares of its common stock and a promise to pay $420,000 in cash by April 1, 1998 in exchange for 100% of the issued and outstanding stock of Nord-Mur. The purchase was recorded at predecessor cost which approximates fair market value.

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 1 -ORGANIZATION (Continued)

    On January 6, 1997, Northstar purchased Nord-Interior by issuing 585,000 shares of its common stock and a promise to pay $140,000 in cash by April 1, 1998 in exchange for 100% of the issued and outstanding stock of Nord-Interior. The purchase was recorded at predecessor cost which approximates fair market value.

    On August 5, 1999, the Company purchased Scandia by assuming all the outstanding debt for the assets of Scandia. Scandia had a net book value of $-0- at the date of purchase. The purchase was recorded at predecessor cost which approximates fair market value.

b.  Accounting Method

    The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

c.  Cash and Cash Equivalents

    Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d.  Provision for Taxes

    The provision for income taxes charged to operations for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997 was $57,198, $68,512, $77,861 and $54,731, respectively. This amount is based on the income tax rates in the countries of Portugal and Norway and has been converted to U.S. dollars.

e.  Principles of Consolidation

    The consolidated financial statements include those of Northstar Industries, Inc. and its wholly-owned subsidiaries, IPP-Industria Portuguesa de Producao de Lareiras, S.A., Peismaker'n, Nord Interior A/S and Scandia Varme A/S. All significant intercompany accounts and transactions have been eliminated.

    For the Company's foreign subsidiaries (IPP, Nord-Mur, Nord-Interior and Scandia), the functional currency has been determined to be the local currency. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as a separate component of stockholders' equity. Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all years presented.

    In accordance with Statement of Financial Accounting Standards No. 95, "Statements of Cash Flows," cash flows from the Company's foreign subsidiaries are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 1 -ORGANIZATION (Continued)

f.  Inventory

    Inventory supplies are stated at the lower of purchase or production cost (computed on a first-in, first-out basis) or market. The inventory cost includes all expenses necessary to place the inventory in a saleable condition and includes, therefore, appropriate manufacturing overhead, etc.

g.  Property and Equipment

    Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

Building and improvements             27 years
Equipment                         5 to 8 years
Molds                                  5 years
Vehicles                               5 years
Machinery and utilities           5 to 7 years
Furniture and office equipment    5 to 7 years

    Depreciation expense for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997 was $385,652, $321,291, $439,393 and $175,909, respectively.

h.  Accounts Receivable

    Accounts receivable are recorded net of the allowance for doubtful accounts of $80,633 and $91,027 as of September 30, 1999 and December 31, 1998, respectively.

i.  Revenue Recognition

Revenue is recognized upon shipment of goods to the customer.

j.  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k.  Advertising

    The Company follows the policy of charging the costs of advertising to expense as incurred.

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 1 -ORGANIZATION (Continued)

l.  Concentrations of Risk

Foreign Currency Translation

    Since IPP is a Portuguese company and Peismaker'n, Nord-Interior and Scandia are Norwegian companies whose financial statements must be translated into U.S. Dollars to conform with the requirements of the Securities and Exchange Commission, major changes in the currency exchange rate between Portuguese Escudos and U.S. Dollars or Norwegian Kroners and U.S. Dollars may have a significant impact on operations of the Company. Although the Company does not anticipate the currency exchange rate to be significantly different over the next 12 months, no such assurances can be given.

Accounts Receivable

    Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risks in the normal course of its business.

Customers

    The Company, through IPP, continues to manufacture and sell the fireplace casings and related parts that were the focal points of its business prior to the acquisition by Northstar. The stoves are distributed through a network of importers and dealers throughout Europe. The Company does not believe that it is subject to any unusual risks beyond the normal risks attendant to operating its business.

m.  New Accounting Pronouncements

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 1 -ORGANIZATION (Continued)

m.  New Accounting Pronouncements (Continued)

    The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Their implementation did not have a material effect on the financial statements.

NOTE 2 -INVENTORY

Inventory consisted of the following:

                              September 30,     December 31,
                                  1999             1998
                              -------------    -------------
                              (Unaudited)

     Raw materials             $   275,370     $   104,903
     Work-in-process                84,442          69,024
     Finished goods                620,142         619,808
                               -----------     -----------
     Total                     $   979,954     $   793,735
                               ===========     ===========

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 3 -NOTES PAYABLE

Notes payable consisted of the following:

                                           September 30,          December 31,
                                              1999                 1998
                                            (Unaudited)

Note payable to a bank, secured by the building,
 interest at 6.1875%, principal and interest
 payments of $8,622 due monthly, matures on
 July 31, 1999.                                $     -          $     60,355

Note payable to a bank, secured by a building,
 interest at 5.75%, interest payments due
 monthly, principal payments of $5,161 due
 monthly, matures on September 29, 2002.          185,795                 -


Total notes payable                               185,795             60,355

Less: current portion                             (61,932)           (60,355)

Long-term notes payable                      $     123,863       $         -


Maturities of long-term debt are as follows:

Year Ending
December 31,               Amount

2000                  $     61,932
2001                        61,932
2002                        61,931
2003                           -
2004                           -
2005 and thereafter            -

     Total           $     185,795

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 4 -PATENTS

Patent costs incurred are as follows:
                               September 30,          December 31,
                                   1999                 1998
                               (Unaudited)

Patents                      $     23,317     $     23,317
Less accumulated amortization     (14,053)         (11,244)

Total                         $     9,264     $     12,073

    Amortization expense for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997 was $2,809, $2,722, $3,746 and $4,609, respectively.

NOTE 5 -RELATED PARTY RECEIVABLE

    The Company made non-interest bearing advances to officers and shareholders. As of September 30, 1999 and December 31, 1998, $178,140 and $152,853, respectively, was due to the Company as a result of these advances. The advances are reflected as a reduction in stockholders' equity.

NOTE 6 -COMMON STOCK OPTIONS

    The Company's Board of Directors has authorized and issued a total of 2,414,000 common stock options. Of these options, 2,000,000 have been issued to management of the Company at $0.40 per share. These options must be exercised before December 31, 2001.

    In addition, the remaining 414,000 options have been issued to Quantum Economic Development Ltd., Zurich. Of these options, 276,000 were exercisable at $0.40 per share and must be exercised before December 31, 2001. The other 138,000 options are exercisable at $1.00 per share and must be exercised before December 31, 2001.

NOTE 7 -LINES OF CREDIT

    An analysis of the lines of credit with various banks of the Company and its subsidiaries is shown below:
                                                        Debt Outstanding
                                 Line of       September 30,   December 31,
                                  Credit            1999            1998
                               (Unaudited)

Multi-currency line of credit     $362,888         $316,231  $     234,805
Multi-currency line of credit      155,523          155,523         58,197
Multi-currency line of credit      103,682          103,682         59,439
Multi-currency line of credit      258,231          226,999            -
Multi-currency line of credit       51,841           51,841            -

                             $     932,165    $     854,276  $     352,441

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 7 -LINES OF CREDIT (Continued)

    Borrowings under the multi-currency lines of credit are guaranteed by the Company and bear interest between 8% and 10%.

NOTE 8 -ACQUISITION OF PEISMAKER'N

    Effective January 1, 1998, the Company purchased the inventory and fixed assets of Peismaker'n, a Norwegian manufacturer of fireplaces. The purchase price was approximately $1,195,220 of which $384,118 was paid in shares of the Company's common stock and $811,102 was paid in cash. The acquisition was recorded using the purchase method of accounting.

NOTE 9 -  CAPITAL LEASES

    The Company entered lease agreements for two vehicles in October and December, 1998 with lease terms through 2001. Obligations under these capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments. These vehicles are included in property and equipment in the accompanying financial statements.

    Obligations under capital leases consisted of the following:

                         September 30,     December 31,
                             1999             1998
                         (Unaudited)

Total                $     80,619          $62,432
Less: current portion     (31,378)         (10,202)

Long-term portion    $     49,241          $52,230

    The following is a schedule of future minimum lease payments:

                                       Year Ending
                                       December 31,

       1999                              $18,345
       2000                               17,965
       2001                               48,594
       2002                                  -
       2003                                  -
       2004 and thereafter                   -

Total minimum lease payments              84,904

Less amounts representing interest       (22,472)

Present value of minimum lease payments $ 62,432

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 10 -  OPERATING LEASES

    The Company leases its office space in Norway on a month to month basis. The operating lease lasts through January 1, 2002 and requires a monthly payment of $4,230.

    The Company also leases manufacturing space at $3,277 per month through January 1, 2000. The following is a schedule of future minimum lease payments:

                    Year Ending
                    December 31,

       1999          $90,084
       2000           50,760
       2001           50,760

       Total        $191,604

NOTE 11 - CONSOLIDATED PROFORMA STATEMENTS OF OPERATIONS

    The historical information contained herein has been consolidated on a proforma basis. The purchase of the net assets of Peismaker'n on January 1, 1998 is described in Note 8. The purchase is being presented as though it was effective January 1, 1997. All significant accounting policies for Peismaker'n are the same as Northstar's as defined in Note 1.

                           For the Year Ended
                           December 31, 1997

                                       Northstar and   Proforma     Proforma
                         Peismaker'n  Subsidiaries    Adjustment    Combined

REVENUES                 $1,524,210  $  3,625,246    $     -      $5,149,456

COST AND EXPENSES

 Cost of sales              829,876     1,474,179          -       2,304,055
Selling, general and
 administrative             610,890     1,365,825          -       1,976,715
Bad debt expense              2,090         7,112          -           9,202
Amortization expense            -           4,609          -           4,609
Depreciation expense          4,328       175,909      201,810       382,047
Interest expense              2,383        55,694          -          58,077
Other (income) expense       (8,941)        2,587          -          (6,354)
Currency translation income     -         (37,062)         -         (37,062)
Income tax expense           45,379        54,731          -         100,110

     Total Cost and
       Expenses           1,486,005     3,103,584      201,810     4,791,399

NET INCOME              $    38,205  $    521,662  $  (201,810)   $  358,057

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 11 - CONSOLIDATED PROFORMA STATEMENTS OF OPERATIONS (Continued)

    The historical information contained herein has been consolidated on a proforma basis. The purchase of the net assets of Scandia on August 5, 1999 is described in Note 1. The purchase is being presented as though it was effective January 1, 1998. All significant accounting policies for Scandia are the same as Northstar's as defined in Note 1.

                    For the Year Ended
                    December 31, 1998

                                 Northstar and   Proforma      Proforma
                     Scandia      Subsidiaries  Adjustment      Combined

REVENUES               $410,148     $4,994,083      $     -      $5,404,231

COST AND EXPENSES

 Cost of sales          296,141      2,073,969            -       2,370,110
Selling, general and
 administrative         379,739      1,771,200            -       2,150,939
Bad debt expense            508          6,259            -           6,767
Amortization expense        -            3,746            -           3,746
Depreciation expense     19,422        439,393            -         458,815
Interest expense          1,125         50,472            -          51,597
Other (income) expense      -          168,770            -         168,770
Income tax expense          -           77,861            -          77,861

     Total Cost and
       Expenses         696,935      4,591,670            -       5,288,605

NET INCOME       $     (286,787)  $    402,413       $    -        $115,626

NOTE 12 - SEGMENTS OF BUSINESS

    The Company operates primarily in one industry segment which includes the production and distribution of fireplace casings.

A summary of the Company's sales by geographic area is as follows:

                         September 30,     December 31,
                             1999            1998
                          (Unaudited)
Foreign sales:

Europe                  $     3,582,536     $4,994,083

Total foreign sales           3,582,536      4,994,083
Domestic sales                      -              -

Total Sales             $     3,582,536   $  4,994,083

                       NORTHSTAR INDUSTRIES, INC. AND SUBSIDIARIES
                      Notes to the Consolidated Financial Statements
                         September 30, 1999 and December 31, 1998

NOTE 13 -BASIC AND DILUTED EARNINGS PER SHARE

    The computation of basic and diluted income per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                         For the Year Ended           For the Year Ended
                          December 31, 1998             December 31, 1997

                     Income    Shares Per-Share    Income  Shares Per-Share
                (Numerator)(Denominator) Amount (Numerator)(Denominator)Amount

Basic Earnings Per Share

Income available
to common
stockholders    $402,413   17,334,512  $  0.02  $521,662  14,183,016  $0.04

Effect of Dilutive Securities

Common stock
options              -      2,414,000                -     2,414,000

Diluted Earnings Per Share

Income available
to common
stockholders plus
assumed
conversions     $402,413   19,748,512  $  0.02  $521,662  16,597,016  $0.03


                    For the Nine Months Ended     For the Nine Months Ended
                  September 30, 1999 (Unaudited) September 30, 1998(Unaudited)

                     Income    Shares Per-Share    Income  Shares Per-Share
                (Numerator)(Denominator) Amount (Numerator)(Denominator)Amount

Basic Earnings Per Share

Income available
to common
stockholders   $187,167     21,702,001  $  0.01  $ 120,442  18,073,454  $0.01

Effect of Dilutive Securities

Common stock options     -   2,414,000                -      2,414,000

Diluted Earnings Per Share

Income available
to common
stockholders plus
assumed
conversions    $187,167     24,116,001   $  0.01 $ 120,442  20,487,454   $0.01

    Options to purchase 2,276,000 and 138,000 shares of common stock at $0.40 and $1.00 per share, respectively, were outstanding at September 30, 1999 and December 31, 1998 and 1997 (see Note 6). These options expire on December 31, 2001 and were issued with an exercise price equal to or above the market value of the stock at the date of issuance and have been included in the computation of diluted earnings per share.

                                 PART III
Item 1. Index to Exhibits.
  Exhibit  2     -     Plan of Exchange and Acquisition Agreement
  Exhibit  3.1   -     Articles of Incorporation
  Exhibit  3.2   -     Amended Articles of Incorporation
  Exhibit  3.3   -     Amended Articles of Incorporation
  Exhibit  3.4   -     By-Laws of Northstar Industries, Inc.
  Exhibit 10.1   -     Acquisition of Nord-Interioer AS
  Exhibit 10.2   -     Acquisition of Nord-Mur AS
  Exhibit 10.3   -     Acquisition of Peismaker'n
  Exhibit 10.4   -     Acquisition of Polish Property
  Exhibit 10.5   -     Acquisition of Scandia Varme AS
  Exhibit 21     -     Subsidiaries of Northstar Industries, Inc.
  Exhibit 27     -     FDS


                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of1934, the registrant has duly caused this registration statement to be signedon its behalf by the undersigned, thereunto duly authorized.

                              NORTHSTAR INDUSTRIES, INC.


Date: 12/24/99                      By:/s/Bjarne H. Varre
     ---------                         -----------------------
                                       President, CEO and Director

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